Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2012 third quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2012 third quarter results conference call can be accessed via webcast on November 7, 2012 at 9:00 a.m. ET at www.brookfieldinfrastructure.com. or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-631-982-4565 at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#) until midnight on December 7, 2012.

BROOKFIELD INFRASTRUCTURE REPORTS 2012 THIRD QUARTER RESULTS

November 7, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2012.

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions (except per unit amounts)	2012	2011	2012	2011

FFO1	$113	$97	$332	$297
– per unit2	$0.58	$0.62	$1.76	$1.89
Net income	$68	$62	$56	$133
– per unit2	$0.35	$0.39	$0.30	$0.84

Brookfield Infrastructure posted solid results for the quarter ended September 30, 2012 with funds from operations (“FFO”)1 totalling $113 million ($0.58 per unit) compared to FFO of $97 million ($0.62 per unit) in the third quarter of 2011.  Results reflect an increase in FFO from Brookfield Infrastructure’s transport and energy and utilities platforms, partially offset by a decline in performance from its timber business. Per unit FFO was 6% lower than the prior year due to the impact of an approximate $500 million equity issuance in August 2012. The proceeds from this offering will be used to fund acquisitions that are scheduled to close in the fourth quarter.  Brookfield Infrastructure’s payout ratio3 for the quarter was 65% of FFO, within its targeted range of 60% to 70%.

“Despite the slowdown of the global economy, our diversified portfolio of businesses continued to perform well,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Group.  “During the quarter, we completed the expansion of our Australian railroad ahead of schedule and under budget, which was a significant milestone in our growth.  We are also making significant progress closing a number of strategic initiatives that will substantially increase the scale of our electricity transmission, regulated distribution and toll road operations and will lay the foundation for the next phase of growth for our business.”

Segment Performance

Brookfield Infrastructure’s utilities platform generated FFO of $80 million in the third quarter of 2012, compared to $77 million in the prior year period. The increase in FFO was driven by increased connections revenue and additions to rate base, due to an acquisition that closed during the year, in its regulated distribution business.

Brookfield Infrastructure’s transport and energy platform generated FFO of $54 million in the third quarter of 2012, compared to $39 million in the prior year period.  This platform’s strong performance was driven by a 140% increase in FFO from its Australian railroad, as a result of revenue from four expansion projects that have been commissioned, as well as an increase in grain volume following a record harvest in Western Australia.

Brookfield Infrastructure’s timber platform reported FFO of $3 million in the third quarter of 2012, compared to $5 million in the prior year period.  The decline in performance primarily reflected weaker pricing in both the domestic and export log markets and reduced harvest levels, particularly in the coastal region of British Columbia, due to cautionary measures to prevent forest fires caused by an unusually extended period of warm dry weather.

The following table presents net income and FFO by segment:

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions, unaudited	2012	2011	2012	2011

Net income by segment
Utilities	$38	$56	$98	$107
Transport and energy	37	9	31	51
Timber	3	32	(5)	45
Corporate and other	(10)	(35)	(68)	(70)
Net income	$68	$62	$56	$133

FFO by segment
Utilities	$80	$77	$223	$204
Transport and energy	54	39	169	123
Timber	3	5	15	28
Corporate and other	(24)	(24)	(75)	(58)
FFO	$113	$97	$332	$297

Brookfield Infrastructure reported net income of $68 million ($0.35 per unit) for the quarter ended September 30, 2012, compared to net income of $62 million ($0.39 per unit) in the third quarter of 2011.  The increase was the result of higher FFO and the benefit of a deferred tax recovery, partially offset by certain valuation gains that were recognized in the prior year.

Strategic Initiatives Update

In October, Brookfield Infrastructure closed the acquisition of an additional interest in its Chilean toll road, increasing its ownership to approximately 50%.  Furthermore, Brookfield Infrastructure continues to advance the acquisition of a 60% interest in the largest toll road operator in Brazil, in conjunction with Abertis Infraestructuras and institutional investors.  Upon closing, which is expected in December, the Partnership will own interests in 11 toll roads in Brazil and Chile.  Its 3,200 km network will be diversified, with a balance of light and heavy vehicles and urban and interurban traffic.  All concessions will benefit from projected increases in traffic and tolls that escalate with inflation.  As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure will be well positioned to invest in additional expansions and upgrades of the system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region.  Brookfield Infrastructure will invest approximately $475 million into its South American toll road platform in the fourth quarter.

Also in October, Brookfield Infrastructure acquired a district energy system that serves commercial customers in downtown Toronto in partnership with institutional investors.  This business generates very stable cash flow, with 93% of its revenue under long-term contracts with high quality counter-parties.  The growth opportunities of this business are particularly exciting in light of the large pipeline of prospective new customers that can be connected to its deep lake cooling system.  Brookfield Infrastructure invested approximately $75 million for a 25% interest in this business.

During the quarter, Brookfield Infrastructure closed the acquisition of a UK regulated distribution business and made significant progress towards completing the recapitalization of the company.  In September, Challenger Infrastructure Fund's unitholders approved the sale of its 85% interest. Subsequently, the minority shareholders exercised their right to sell on the same terms enabling Brookfield Infrastructure to acquire 100% of the business.  In October, the UK Office of Fair Trading approved this transaction, and Brookfield Infrastructure is in the process of finalizing the documentation for financing arrangements with its bank group.  Completion of the recapitalization is expected to take place before the end of November.  Upon close of the transaction and the subsequent merger with its existing business, Brookfield Infrastructure will invest $510 million and more than double its installed base of gas and electricity connections to over 1 million. Furthermore, it will extend its multi-utility capability into high margin fibre-to-home and district heating offerings.

During the quarter Brookfield Infrastructure initiated a process to acquire Brookfield Asset Management's interest in its Chilean transmission system.  The independent members of the Partnership’s Board of Directors recently approved the acquisition of this 10% interest for $235 million.  With this transaction, Brookfield Infrastructure will increase its stake in one of its premier assets to 28%.  This system is the backbone electricity transmission system in Chile, serving 98% of the population of the country.  With the economic growth in Chile, this business is well positioned to invest in upgrades and expansions to satisfy increased electricity demand.  This transaction is expected to close during the first quarter of 2013, subject to obtaining required third party consents.

Recent Financings

On August 10, Brookfield Infrastructure closed an equity issuance of approximately 15.7 million L.P. units at an offering price of $33.25 per unit, under its shelf registrations in the U.S. and Canada, raising net proceeds of approximately $500 million.  Subsequent to quarter end, Brookfield Infrastructure issued C$400 million of five-year bonds in the Canadian market with a 3.5% interest rate, which was swapped into U.S. dollars at an effective interest rate of 2.7%. Proceeds from these transactions are being used to fund Brookfield Infrastructure’s recent acquisitions and to refinance holding company debt, which matures in November.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of US$0.375 per unit, payable on December 31, 2012 to unitholders of record as at the close of business on November 30, 2012. Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three months ended September 30, 2012 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business and funds from operations through the completion of certain acquisitions, the funding, timing and likelihood of successfully completing these acquisitions and the future performance of those acquisitions and other growth opportunities and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions (including those referred to in this news release) in the competitive infrastructure space and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is equal to net income plus depreciation and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and nine months ended September 30, 2012 at www.brookfieldinfrastructure.com.

2
Average number of units outstanding on a fully diluted time weighted average basis for the three and nine months ended September 30, 2012 were 194.8 million and 188.4 million, respectively (2011 – 157.4 million).

3   Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
(US$ millions, except per unit information, unaudited)	2012	2011	2012	2011
Operating platforms – revenues less direct costs
Utilities	$119	$113	$338	$312
Transport and energy	93	79	291	241
Timber	10	12	35	49
Corporate and other	(25)	(15)	(67)	(43)
Total operating platforms – revenues less direct costs	197	189	597	559

Financing costs	(92)	(91)	(279)	(268)
Other income (expense)	8	(1)	14	6
Total funds from operations (FFO)	113	97	332	297

Depreciation and amortization	(69)	(53)	(209)	(154)
Deferred income taxes and other items	24	18	(67)	(10)
Net income attributable to partnership	$68	$62	$56	$133

Funds from operations (FFO) per unit	$0.58	$0.62	$1.76	$1.89
Net income per unit	$0.35	$0.39	$0.30	$0.84

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Supplemental Information which is available at www.brookfieldinfrastructure.com.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Net Invested Capital
(US$ millions, except per unit information, unaudited)	September 30, 2012	December 31, 2011

Assets
Operating Platforms
Utilities	$1,465	$1,324
Transport and energy	2,505	2,214
Timber	625	648
Cash and cash equivalents	172	79
Other assets	49	55
	$4,816	$4,320

Liabilities
Corporate borrowings	$92	$—
Non-recourse borrowings	118	114
	210	114
Capitalization
Partnership capital	4,606	4,206
	$4,816	$4,320

Net book value per unit	$22.94	$22.72

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Supplemental Information, available at http://www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ millions, unaudited)	September 30, 2012	December 31, 2011

Assets
Cash and cash equivalents	$384	$153
Accounts receivable and other	302	215
Other current assets	155	110
Total current assets	841	478

Property, plant and equipment	5,268	4,073
Intangible assets	2,972	2,924
Standing timber	2,879	2,890
Investments in associates	1,666	1,400
Goodwill	607	591
Investment properties	200	194
Deferred income taxes and other	402	719
Total assets	$14,835	$13,269

Liabilities and partnership capital
Accounts payable and other	$605	$381
Non-recourse borrowings	977	145
Total current liabilities	1,582	526

Corporate borrowings	92	—
Non-recourse borrowings	4,550	4,740
Deferred income taxes and other	1,976	2,094
Preferred shares	20	20
Total liabilities	8,220	7,380

Partnership capital
Non-controlling interest	2,009	1,683
Limited partners’ capital	4,038	3,539
General partner capital	19	19
Retained earnings	91	260
Reserves	458	388
Total partnership capital	6,615	5,889
Total liabilities and partnership capital	$14,835	$13,269

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
(US$ millions, unaudited)	2012	2011	2012	2011

Revenues	$482	$414	$1,426	$1,232
Direct operating costs	(268)	(232)	(779)	(669)
General and administrative expenses	(25)	(15)	(67)	(43)
Depreciation and amortization expense	(56)	(34)	(159)	(90)
	133	133	421	430
Interest expense	(96)	(85)	(287)	(250)
Share of earnings from investments in associates	40	14	9	38
Fair value adjustments	(1)	165	(19)	142
Other income (expenses)	14	(4)	(35)	17
Income before income tax	90	223	89	377
Income tax recovery (expense)	5	(67)	22	(92)
Net income	$95	$156	$111	$285
Net income attributable to non-controlling interest	(27)	(94)	(55)	(152)
Net income attributable to partnership	$68	$62	$56	$133

Net income per partnership unit	$0.35	$0.39	$0.30	$0.84
Calculation of Limited partners’ interest in net income attributable to partnership:
Net income attributable to partnership	$68	$62	$56	$133
Less: General partner interest	(4)	(2)	(12)	(2)
Limited partners’ interest in net income	$64	$60	$44	$131

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners	$0.33	$0.38	$0.23	$0.84

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
(US$ millions, unaudited)	2012	2011	2012	2011

Operating Activities
Net income	$95	$156	$111	$285
Adjusted for the following items:
(Earnings) losses from investments in associates, net of distributions received	(35)	(7)	19	(15)
Depreciation and amortization expense	56	34	159	90
Fair value adjustments	1	(165)	19	(142)
Provisions and other items	14	(4)	62	(21)
Deferred tax recovery	(10)	68	(36)	91
Change in non-cash working capital, net	31	(16)	62	22
Cash from operating activities	152	66	396	310

Investing Activities
Acquisition of subsidiary, net of cash acquired	—	(7)	(25)	(7)
Investments in associates	(24)	—	(235)	(13)
Additions to long lived assets	(168)	(128)	(510)	(343)
Sale (purchase) of financial assets	31	—	(49)	—
Settlements of foreign exchange contracts	4	(29)	15	(65)
Cash used by investing activities	(157)	(164)	(804)	(428)

Financing Activities
Distributions to unitholders	(79)	(57)	(225)	(155)
Corporate borrowings	(285)	95	92	294
Subsidiary borrowings	115	51	337	108
Partnership units issued	497	—	497	—
Subsidiary distributions to non-controlling interest	(17)	(58)	(61)	(130)
Cash from financing activities	231	31	640	117

Cash and cash equivalents
Change during the period	226	(67)	232	(1)
Impact of foreign exchange on cash	(1)	(10)	(1)	4
Balance, beginning of period	159	234	153	154
Balance, end of period	$384	$157	$384	$157